UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.____)

INTERPLAY ENTERTAINMENT CORP

(Name of Issuer) Common Stock
(Title of Class of Securities) 460615 10 7
(CUSIP Number) May 12, 2005
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

ٱ Rule 13d-1(b)

X Rule 13d-1(c)

ٱ Rule 13d-1(d)

13G

CUSIP NO. 460615 10 7	Page One of Five Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Solange Caen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable	ٱ ٱ
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,679,306
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 8,679,306
	8	SHARED DISPOSITIVE POWER None
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,679,306
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% of 93,855,634 shares issued and outstanding
12		TYPE OF REPORTING PERSON* IN

Item 1.

(a) Name of Issuer: Interplay Entertainment Corp.

(b) Address of Issuers Principal Executive Offices: 1682 Langley Avenue, Irvine, CA

Item 2.

(a) Name of Person Filing: Solange Caen

(b) Address of Principal Business Office or, if none, Residence: 707 Rexford Drive, Beverly Hills, Ca 90210

(c) Citizenship: French

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 460615 10 7

Item 3. If this statement is filed pursuant to S 240.13d-1(b) or S 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a) ٱ Broker or dealer registered under Section 15 of the Act.

(b) ٱ Bank as defined in section 3(a)(6) of the Act.

(c) ٱ Insurance company as defined in section 3(a)(19) of the Act.

(d) ٱ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ٱ An investment adviser in accordance with 5 24O.13(d)-1(b)(1)(~~)(E);

(f) ٱ An employee benefit plan or endowment fund in accordance with S 240.13d-1(b)(1)(ii)(F);

(g) ٱ A parent holding company or control person in accordance with S 240.13d-1(b)(ii)(G);

(h) ٱ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 US. C. 1813);
  ٱ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ٱ Group, in accordance with 5 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount Beneficially Owned: 8,679,306

(b) Percent of Class: 9.3%

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 8,679,306

(ii) shared power to vote or to direct the vote: none

(iii) sole power to dispose or to direct the disposition of: 8,679,306

(iv) shared power to dispose or to direct the disposition of: none

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Member of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2006

Date Solange Caen
Signature Solange Caen
Name/Title